Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 (MILLIONS)	Note	2007	2006
Assets
Cash and cash equivalents		$1,561	$1,204
Financial assets	3	1,529	1,665
Investments	4	1,352	775
Accounts receivable and other	5	7,327	4,805
Intangible assets	6	1,773	1,146
Goodwill	2	1,528	669
Operating assets
Property, plant and equipment	7	37,790	28,082
Securities	8	1,828	1,711
Loans and notes receivable	9	909	651
		$55,597	$40,708

Liabilities and shareholders’ equity
Corporate borrowings	10	$2,048	$1,507
Non-recourse borrowings
Property-specific mortgages	11	21,644	17,148
Subsidiary borrowings	11	7,463	4,153
Accounts payable and other liabilities	12	10,055	5,578
Intangible liabilities	13	1,047	919
Capital securities	14	1,570	1,585
Non-controlling interests in net assets	15	4,256	3,734
Shareholders’ equity
Preferred equity	16	870	689
Common equity	17	6,644	5,395
		$55,597	$40,708

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

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CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2007	2006
Total revenues		$9,343	$6,897
Fees earned		415	257
Revenues less direct operating costs	19
Commercial properties		1,548	936
Power generation		611	620
Infrastructure		290	200
Development and other properties		418	470
Specialty funds		370	228
		3,652	2,711
Investment and other income		626	432
Realization gains		231	633
		4,509	3,776

Expenses
Interest		1,786	1,185
Current income taxes	21	68	142
Asset management and other operating costs		464	333
Non-controlling interests in net income before the following	20	636	468
		1,555	1,648

Other items
Equity accounted loss from investments	22	(72)	(36)
Depreciation and amortization		(1,034)	(600)
Provisions and other		(112)	57
Future income taxes	21	(88)	(203)
Non-controlling interests in the foregoing items	20	538	304
Net income		$787	$1,170
Net income per common share[1]	17
Diluted		$1.24	$1.90
Basic		$1.27	$1.95
1	Prior year has been restated to reflect three-for-two stock split on June 1, 2007

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CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Retained earnings, beginning of year	$4,222	$3,321
Change in accounting policy [1]	292	—
Net income	787	1,170
Preferred equity issue costs	(6)	(5)
Shareholder distributions – preferred equity	(44)	(35)
– common equity	(272)	(223)
Amount paid in excess of book value of common shares purchased for cancellation	(112)	(6)
	$4,867	$4,222
1	Refer to Note 1(m) for impact of new accounting policies related to financial instruments

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME1

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2007	2006
Net income		$787	$1,170
Other comprehensive income (loss)	3
Foreign currency translation		410	(36)
Available-for-sale securities		(79)	—
Derivative instruments designated as cash flow hedges		(73)	—
Future income taxes on above items		44	—
		302	(36)
Comprehensive income		$1,089	$1,134
1	Refer to Note 1(m) for impact of new accounting policies related to financial instruments

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)1

YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Transition adjustment – January 1, 2007	$143	$—
Other comprehensive income (loss)	302	(36)
Balance, end of year	$445	$(36)
1	Refer to Note 1(m) for impact of new accounting policies related to financial instruments

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CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2007	2006
Operating activities
Net income		$787	$1,170
Adjusted for the following non-cash items
Depreciation and amortization		1,034	600
Future income taxes and other provisions		200	146
Realization gains		(231)	(633)
Non-controlling interest in non-cash items	20	(538)	(304)
Equity accounted loss and dividends received from investments		93	102
		1,345	1,081
Net change in non-cash working capital balances and other		1,472	(418)
Undistributed non-controlling interests in cash flows		467	321
		3,284	984
Financing activities
Corporate borrowings, net of repayments	25	476	(110)
Property-specific mortgages, net of repayments	25	2,484	5,437
Other debt of subsidiaries, net of repayments	25	1,824	33
Capital provided by non-controlling interests		268	1,950
Capital securities redemption		(225)	—
Corporate preferred equity issuance		181	174
Common shares and equivalents repurchased, net of issuances	25	(121)	10
Common shares of subsidiaries repurchased, net of issuances		(100)	1,144
Shareholder distributions		(316)	(258)
		4,471	8,380
Investing activities
Investment in or sale of operating assets, net
Property	25	(5,798)	(6,482)
Power generation		(452)	(801)
Infrastructure		(1,330)	(1,718)
Securities and loans	25	(528)	(720)
Financial assets	25	636	696
Investments		115	(169)
Other property, plant and equipment		(41)	(4)
Dividends from Canary Wharf Group, plc		—	87
		(7,398)	(9,111)
Cash and cash equivalents
Increase		357	253
Balance, beginning of year		1,204	951
Balance, end of year		$1,561	$1,204

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(a)	Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) for which the company is considered to be the primary beneficiary.

The company accounts for investments over which it has significant influence using the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. Measurement of investments in which the company does not have a significant influence depends on the financial instrument classification.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.

(b)	Reporting Currency

The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.

The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is other than the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statements of income. Gains or losses on transactions which hedge these items are also included in the consolidated statements of income. Gains or losses on foreign currency denominated available-for-sale financial instruments are included in other comprehensive income.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturities less than 90 days.

(d)	Operating Assets
(i)	Commercial Properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Depreciation on buildings is provided during the year on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

CICA Handbook EIC-140, Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination and CICA Handbook EIC-137, Recognition of Customer Relationships Acquired in a Business Combination require that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market tenant and land leases, and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.

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(ii)	Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.

Power generating facilities under development are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.

(iii)	Infrastructure

(a) Timberlands

Timber assets are carried at cost, less accumulated depletion. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate.

(b) Transmission Infrastructure

Transmission assets are carried at cost, less accumulated depreciation. Depreciation on transmission and distribution facilities is provided at various rates on a straight-line basis over the estimated service lives of the assets, which is up to 40 years.

(iv)	Development and Other Properties

Development and other properties consist of residential properties, properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(v)	Financial Assets, Investments and Securities

Financial Assets include securities that are not an active component of the company’s asset management operations and are designated as either held-for-trading or available-for-sale. Investments in securities that are actively deployed in the company’s operations are classified as securities and are designated as either held-for-trading or available-for-sale. Financial Assets and Securities are recorded at fair value, with changes in fair value accounted for in net income or other comprehensive income as applicable. Equity instruments designated as available-for-sale financial assets and securities that do not have a quoted market price from an active market are carried at cost.

Investments include investments in the securities of affiliates and are accounted for using the equity method of accounting.

Provisions are established in instances where, in the opinion of management, the carrying values of portfolio securities or portfolio investments has been impaired.

(vi)	Loans and Notes Receivable

Loans and notes receivable are recorded initially at their fair value and, with the exception of receivables designated as trading, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. Loans and receivables designated as held-for-trading are recorded at fair value with changes in fair value accounted for in net income in the period in which they arise. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables.

(e)	Asset Impairment

For assets other than securities and loans and notes receivable, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carried value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(f)	Accounts Receivable and Other

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. Included in accounts receivable and other are restricted cash and inventories which are carried at the lower of average cost and net realizable value and materials and supplies which are valued at the lower of average cost and replacement cost.

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(g)	Intangible Assets and Liabilities

Intangible assets and liabilities with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount.

(h)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets acquired.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. If the carrying value of a subsidiary, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the subsidiary’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the subsidiary. Any goodwill impairment is charged to income in the period in which the impairment is identified.

(i)	Revenue and Expense Recognition
(i)	Asset Management Fee Income

Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events. In some cases this will require that the recognition of performance-based incentive fees be deferred to the end, or towards the end of the contract at which point performance can be accurately measured.

(ii)	Commercial Property Operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and Benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

(iii)	Power Generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specifi ed under contract terms or prevailing market rates.

(iv)	Infrastructure

(a) Timberlands

Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.

(b) Transmission Infrastructure

Revenue from transmission infrastructure assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at regulated rates when the electricity is delivered, and collectibility is reasonably assured.

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(v)	Development and Other Properties

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.

Revenue from the sale of condominium units is recognized using the percentage-of-completion method at the time that construction is beyond a preliminary stage, sufficient units are sold and all proceeds are received or collectability is assured.

Revenue from construction projects is recognized by the percentage-of-completion method at the time that construction is beyond a preliminary stage, there are indications that the work will be completed according to plan and all proceeds are received or collectibility is assured.

(vi)	Securities and Loans and Notes Receivable

Revenue from notes receivable, loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis.

(vii)	Other

Gains on the exchange of assets which do not result from transactions of commercial substance are deferred until realized by sale.

The net proceeds recorded under reinsurance contracts are accounted for as deposits until a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(j)	Derivative Financial Instruments

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship.

Realized and unrealized gains and losses on foreign exchange forward contracts and currency swap contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Unrealized gains and losses on interests rate forward and swap contracts designated as hedges of future interest payments are included in other comprehensive income when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into income over the term of the corresponding interest payments. Unrealized gains and losses on electricity forward and swap contracts designated as hedges of future power generation revenue are included in other comprehensive income. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract.

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in the period the changes occur. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2007 and 2006 are recorded in other comprehensive income. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment and other income. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.

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(k)	Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(l)	Other Items
(i)	Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

(ii)	Pension Benefits and Employee Future Benefits

The costs of retirement Benefits for defined benefit plans and post-employment Benefits are recognized as the Benefits are earned by employees. The company uses the accrued benefit method pro-rated using the length of service and management’s best estimate assumptions to value its pension and other retirement Benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.

(iii)	Liabilities and Equity

Financial instruments that must or could be settled by a variable number of the company’s common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on the Consolidated Balance Sheets under the caption “Capital Securities” and are translated into U.S. dollars at period end rates. Dividends and yield distributions on these instruments are classified as Interest expense in the Consolidated Statements of Income.

(iv)	Asset Retirement Obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

(v)	Stock-Based Compensation

The company and most of its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. and Brazilian homebuilding subsidiaries record the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how these plans operate. Under this method, vested options are revalued each reporting period, and any change in value is included in income.

(m)	Changes in Accounting Policies Adopted During 2007

Financial Instruments

The CICA issued five new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3251, Equity (Section 3251), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments – Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.

(i)	Comprehensive Income

Section 1530 introduces Comprehensive Income which represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (“OCI”) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Annual Consolidated Financial Statements include a Statement of Comprehensive Income. Accumulated Other Comprehensive Income (“AOCI”), is presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheets.

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(ii)	Equity

Section 3251, Equity (Section 3251) establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this section are in addition to those noted above in Section 1530. This standard requires the disclosure of both the changes in equity during the periods presented and the components of equity as at the end of the periods presented. As a result of adopting this standard, AOCI has been presented as a separate component of common equity.

(iii)	Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Transaction costs related to held-for-trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.

Financial assets and financial liabilities held-for-trading are measured at fair value with gains and losses recognized in income in the period in which they arise. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI in the period in which they arise. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. The company classifies financial instruments using their applicable default categories except when, in the opinion of management, alternative classification results in a more relevant accounting treatment of the specific instrument.

Derivative instruments are recorded on the balance sheet at fair value, including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments are recognized in Net Income, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which are recognized in OCI.

Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.

The company accounts securities transactions using trade date accounting. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

(iv)	Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net Income. The amounts recognized in AOCI will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging derivative is recognized in OCI and the ineffective portion is recognized in Net Income.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is

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included in the opening balance of retained earnings on transition; and (ii) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCI and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net Income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net Income in the same period during which the hedged item affects Net Income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.

Impact of Adopting Sections 1530, 3251, 3855, 3861 and 3865

The company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $292 million, net of taxes, to opening retained earnings for financial instruments classified as held-for-trading, which includes embedded derivatives in financial instruments and contracts that were not previously recorded at fair value; (ii) recognition of $185 million, net of taxes, in AOCI related to the unrealized gain on available-for-sale financial instruments, effective cash flow hedges and hedges of net investments in self-sustaining foreign operations; and (iii) reclassification of $42 million of net foreign currency losses to AOCI, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the year is described in the Consolidated Statements of Comprehensive Income. Net income during 2007 was reduced by $331 million representing the transitional adjustment in respect of securities sold during the year that would have been recognized under the previous accounting policies.

Accounting Changes

Effective January 1, 2007 the company adopted CICA Handbook Section 1506, Accounting Changes. The new standard sets out the conditions that must be met for a change in accounting policy to be applied in accordance with GAAP, specifies how such changes should be applied and requires disclosure of the impact of changes in accounting policies. The standard also specifies that changes in accounting estimates be recognized prospectively in net income and requires disclosure of the impact of a change in estimate on the current and future periods. The adoption of this standard did not have a material impact to the consolidated financial statements.

Variability In Variable Interest Entities

On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze and arrangements identified as potential variable interests. EIC-163 was effective for the company on April 1, 2007. The implementation of EIC-163 did not have a material impact on the consolidated financial position or results of operations.

Debt Instruments with Embedded Derivatives

On March 5, 2007, the Emerging Issues Committee issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). The EIC provides guidance on how the issuer should account for and the financial statement presentation of the instrument, embedded derivatives within the hybrid instrument, the future tax aspects of the instrument and how the instrument is to be treated in earnings per share computations. The implementation of EIC-164 did not have a material impact on the consolidated financial position or results of operations.

(n)	Future Changes in Accounting Policies

Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards are effective for fiscal years beginning January 1, 2008.

Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital

94	Brookfield Asset Management | 2007 ANNUAL REPORT

requirements, the consequences of such non-compliance. This new standard is effective for fiscal years beginning January 1, 2008.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The company is currently evaluating the impact of Section 3064 on its financial statements.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and the subsequent recognition as an expense, including any write-down to net relizable value. This new standard is effective for fiscal years beginning January 1, 2008. The adoption of Section 3031 is not expected to nave a material impact on the consolidated financial statements.

2.	ACQUISITIONS

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of purchase with any excess allocated to goodwill.

(a)	Completed During 2007

On April 20, 2007, the company completed the acquisition of Longview Fibre Company for approximately $2.3 billion including assumed debt and recorded $593 million of goodwill. With this transaction, the company has acquired 588,000 acres of prime, freehold timberlands in Washington and Oregon and an integrated manufacturing operation that produces specialty papers and containers.

The company completed the acquisition of the Multiplex Group’s (“Multiplex”) stapled securities in the fourth quarter of 2007, comprising the shares of Multiplex Limited and the units of Multiplex Property Trust for, A$5.05 per stapled security and recorded goodwill of $694 million. Multiplex is a diversified property business with operations throughout Australia, New Zealand, the United Kingdom and the Middle East. The Multiplex portfolio consists of 24 commercial properties, in addition to construction, development, facilities and funds management divisions.

In December 2007, the company completed the acquisition of a retail mall portfolio consisting of four properties in the São Paulo area and one in Rio de Janeiro from the Malzoni Investment Group. The properties were acquired for approximately $950 million.

In addition, the company acquired $972 million of net assets including other commercial properties, hydro generation facilities, and hydro generation developments, together with associated intangibles, working capitals and borrowings. Included in this balance is the acquisition of a real estate equity securities manager which resulted in goodwill of $55 million in 2007.

The following table summarizes the balance sheet impact of the significant acquisitions in 2007:

(MILLIONS)	Longview	Multiplex	Malzoni	Other	Total
Cash, accounts receivable and other	$487	$1,838	$13	$56	$2,394
Intangible assets	—	513	—	32	545
Goodwill	593	694	13	57	1,357
Property, plant and equipment	1,985	5,188	1,070	1,777	10,020
Non-recourse and corporate borrowings	(1,350)	(4,712)	(95)	(724)	(6,881)
Accounts payable and other liabilities	(160)	(1,441)	(57)	(29)	(1,687)
Intangible liabilities	—	—	—	(107)	(107)
Future income tax asset (liability)	(593)	87	6	(9)	(509)
Non-controlling interests in net assets	—	—	—	(62)	(62)
Preferred equity	—	—	—	(19)	(19)
	$962	$2,167	$950	$972	$5,051

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(b)	Completed During 2006

The company completed the acquisition of all of the shares of Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”), for a combined equity value of $4.8 billion. The Trizec portfolio consists of 58 high quality office properties totalling 29.2 million square feet. The company was joined by a partner in the acquisition and is jointly responsible for managing and operating the portfolio. In addition, the company completed a $460 million acquisition of 33 commercial properties across the U.S. comprising 5.3 million square feet. The company acquired two buildings in the Washington, D.C. area for $230 million which are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration. The company and a joint venture partner acquired, and subsequently 100% leased to Chevron, a building in Houston for $120 million, comprising 1.2 million square feet.

The company completed the acquisition of a transmission company, which included over 8,000 kilometers of transmission lines and 51 substations in Chile (“Transelec”), for approximately $2.5 billion, including assumed liabilities. The acquisition resulted in goodwill of $483 million. The company holds a 28% interest in Transelec and consolidates it under the VIE rules. The 72% held by institutional investors is reflected in non-controlling interests. As a result of a change in ownership structure in the second quarter of 2007, the company ceased consolidating Transelec and commenced accounting for its interest on an equity accounted basis.

The company completed the acquisition of two hydroelectric generating stations totalling 39 megawatts in Maine for approximately $146 million including assumed liabilities and the company completed the acquisition of four hydroelectric generating facilities with a total capacity of 50 megawatts located in Ontario for approximately $197 million, including assumed liabilities.

The following table summarizes the balance sheet impact of the significant acquisitions in 2006:

(MILLIONS)	Trizec	Transelec	Total
Cash, accounts receivable and other	$475	$140	$615
Intangible assets	739	339	1,078
Goodwill	—	483	483
Property, plant and equipment	7,591	1,793	9,384
Non-recourse and corporate borrowings	(5,556)	(1,998)	(7,554)
Accounts payable and other liabilities	(283)	(223)	(506)
Intangible liabilities	(816)	—	(816)
Future income tax liability	(182)	—	(182)
Non-controlling interests in net assets	(1,474)	(215)	(1,689)
Preferred equity	(65)	—	(65)
	$429	$319	$748

3.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instruments is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the company has immediate access. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using possible alternative assumptions will not result in significantly different fair values.

Fair Value of Financial Instruments

As described in Note 1, financial instruments classified or designated as held-for-trading or available-for-sale are typically carried at fair value on the Consolidated Balance Sheet. Equity instruments designated as available-for-sale that do not have a quoted market price from an active market are carried at cost. The carrying amount of available-for-sale financial assets that do not have a quoted market price from an active market was $182 million at December 31, 2007. Any changes in the fair values of financial instruments classified as held-for-trading or available-for-sale are recognized in Net Income or OCI, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in AOCI are reclassified to Net Income when the underlying security is either sold or there is a decline in value that is considered to be other than temporary. During the year ended December 31, 2007, $55 million of deferred gains previously recognized in AOCI were reclassified to Net Income due to the sale of available-for-sale securities.

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Available-for-sale securities measured at fair value or cost are assessed for impairment at each reporting date. For the year ended December 31, 2007, unrealized gains and unrealized losses in the fair values of available-for-sale financial instruments measured at fair value amounted to $164 million and $243 million respectively. Unrealized gains and losses for debt securities are primarily due to changing interest rates and for equity securities, are due to changes in market prices and foreign exchange movements. As at December 31, 2007, the company did not consider any investments to be other than temporarily impaired, as the company has the ability and intent to hold them until the fair value recovers.

Gains or losses arising from changes in the fair value on held-for-trading financial assets are presented in the statements of income, within investment and other income in the period in which they arise. Dividend income on held-for-trading financial assets is recognized in the income statement as part of investment and other income when the company’s right to receive payment is established.

Interest on available-for-sale financial assets is calculated using the effective interest method and recognized in the income statement as part of investment and other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of investment and other income when the company’s right to receive payment is established.

Carrying Value and Fair Value of Selected Financial Instruments

As a result of adopting the new financial instruments accounting standards, certain financial instruments are now measured at fair value which were previously reported at cost or amortized cost. This is primarily due to the reclassification of certain securities as held-for-trading securities, which includes securities designated as held-for-trading using the fair value option and available-for-sale securities. The following table provides a comparison of the carrying values and fair values as at December 31, 2007 and December 31, 2006, for selected financial instruments.

	December 31, 2007						December 31, 2006
Financial Instrument Classification	Held-for- Trading	Available-for-Sale		Loans Receivable and Other Liabilities	Total		Total
Measurement Basis (MILLIONS)	(Fair Value)	(Fair Value)	(Cost)	(Amortized Cost)	(Carrying Value)	(Fair Value)	(Carrying Value)	(Fair Value)
Financial assets
Cash and cash equivalents	$1,561	$—	$—	$—	$1,561	$1,561	$1,204	$1,204
Financial Assets
Government bonds	358	62	—	—	420	420	138	138
Corporate bonds	216	155	—	—	371	371	712	1,044
Fixed income securities	—	62	—	—	62	62	42	47
Common shares	118	190	—	—	308	308	548	652
Loans receivable	—	—	—	368	368	368	225	225
	692	469	—	368	1,529	1,529	1,665	2,106
Accounts receivable and other	—	—	—	3,519	3,519	3,519	2,558	2,558
Securities
Government bonds	—	465	—	—	465	465	375	375
Corporate bonds	—	670	—	—	670	670	693	693
Fixed income securities	—	449	—	—	449	449	392	392
Common shares	—	62	182	—	244	244	251	251
	—	1,646	182	—	1,828	1,828	1,711	1,711
Loans and notes receivable	—	53	—	856	909	909	651	651
	$2,253	$2,168	$182	$4,743	$9,346	$9,346	$7,789	$8,230
Financial liabilities
Corporate borrowings	$—	$—	$—	$2,048	$2,048	$2,068	$1,507	$1,581
Property-specific mortgages	—	—	—	21,644	21,644	21,644	17,148	17,323
Subsidiary borrowings	—	—	—	7,463	7,463	7,470	4,153	4,162
Accounts payable and other liabilities	161	—	—	8,191	8,352	8,352	5,142	5,142
Capital securities	—	—	—	1,570	1,570	1,561	1,585	1,699
	$161	$—	$—	$40,916	$41,077	$41,095	$29,535	$29,907

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The purpose of the table below is to present the carrying value at December 31, 2006 of those financial instruments that were classified upon adoption as held-for-trading or available-for-sale or designated as held-for-trading using the fair value option, prior to adoption of the new financial instruments accounting standards.

(MILLIONS)	Carrying Value as at December 31, 2006
	Classified as Held-for-Trading	Designated as Held-for-Trading	Classified as Available-for-Sale	Total
Financial instruments
Cash and cash equivalents	$1,204	$—	$—	$1,204
Financial Assets	—	654	786	1,440
Securities	—	—	1,711	1,711
	$1,204	$654	$2,497	$4,355

During the year, the fair value of net financial assets classified as held-for-trading decreased by $61 million which was recorded in net income. In addition to the above financial instruments, the company designated as a held-for-trading liability, debentures that are exchangeable into 20 million shares of Norbord, see Note 12(c). The fair value of net financial assets designated as held-for-trading increased by $9 million which was recorded in net income.

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. When derivatives are used to manage exposures, the company determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

The company uses energy derivative contracts primarily to hedge the sale of power, interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability, and equity derivatives to hedge the long-term compensation arrangements. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. For the year ended December 31, 2007, pre-tax net unrealized losses of $73 million were recorded in OCI for the effective portion of the cash flow hedges.

Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2007, unrealized pre-tax net losses of $208 million were recorded in OCI for the effective portion of hedges of net investments in foreign operations.

4.	INVESTMENTS

Equity accounted investments include the following:

	Number of Shares		% of Investment		Book Value
(MILLIONS)	2007	2006	2007	2006	2007	2006
Property funds	—	—	20 - 25%	—	$382	$—
Chile Transmission	—	—	28%	—	330	—
Brazil Transmission	—	—	7.5 - 25%	7.5 - 25%	205	157
Norbord Inc.	60.2	54.4	41%	38%	180	178
Real Estate Finance Fund	—	—	27%	33%	148	139
Fraser Papers Inc.	16.6	14.4	56%	49%	—	141
Stelco Inc.	—	6.2	—	23%	—	44
Other					107	116
Total					$1,352	$775

98 Brookfield Asset Management | 2007 ANNUAL REPORT

In connection with the acquisition of Multiplex, the company acquired interests in five property funds which are accounted for using the equity method.

The company commenced accounting for its 28% interest in the Chilean transmission operations on an equity accounted basis on June 30, 2007 following a change in the ownership structure. During the third quarter of 2007, the company increased its ownership interest in Fraser Papers and began accounting for its investment on a consolidated basis.

The company completed the disposition of Stelco during the fourth quarter of 2007.

5.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note	2007	2006
Accounts receivable	(a)	$2,892	$1,597
Prepaid expenses and other assets	(b)	3,808	2,247
Restricted cash	(c)	627	961
Total		$7,327	$4,805

(a)	Accounts Receivable

Included in accounts receivable are loans receivable from employees of the company and consolidated subsidiaries of $4 million (2006 – $8 million). None of the company’s receivables were impaired at year end.

(b)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets includes $773 million (2006 – $706 million) of levelized receivables arising from straight-line revenue recognition for property rent and power sales contracts and $878 million (2006 – $345 million) of inventory primarily related to completed residential properties and pulp and paper products.

(c)	Restricted Cash

Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

6.	INTANGIBLE ASSETS

Intangible assets includes $1,700 million (2006 – $853 million) related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties, net of accumulated amortization.

7.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Note	2007	2006
Commercial properties	(a)	$20,984	$16,058
Power generation	(b)	5,137	4,309
Infrastructure	(c)	3,046	2,940
Development and other properties	(d)	7,573	4,156
Other plant and equipment	(e)	1,050	619
Total		$37,790	$28,082

(a)	Commercial Properties

(MILLIONS)	2007	2006
Commercial properties	$22,274	$16,933
Less: accumulated depreciation	1,290	875
Total	$20,984	$16,058

Commercial properties carried at a net book value of approximately $4,000 million (2006 – $3,714 million) are situated on land held under leases or other agreements largely expiring after the year 2099. Minimum rental payments on land leases are approximately $28 million (2006 – $28 million) annually for the next five years and $3,256 million (2006 – $1,230 million) in total on an undiscounted basis.

Construction costs of $71 million (2006 – $1 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2007.

Brookfield Asset Management | 2007 ANNUAL REPORT 99

During 2007, the company acquired Multiplex and a Brazilian retail mall portfolio which included commercial properties with an ascribed value of $3,967 million, see Note 2(a).

(b)	Power Generation

(MILLIONS)	2007	2006
Hydroelectric power facilities	$5,095	$4,351
Wind energy	393	332
Co-generation and pumped storage	362	260
	5,850	4,943
Less: accumulated depreciation	949	694
	4,901	4,249
Generating facilities under development	236	60
Total	$5,137	$4,309

Generation assets includes the cost of the company’s approximately 160 hydroelectric generating stations, wind energy, pumped storage and two gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2008 to 2046.

(c)	Infrastructure

(MILLIONS)	Note	2007	2006
Timberlands	(i)	$2,853	$1,011
Transmission	(ii)	193	1,929
Total		$3,046	$2,940

(i)	Timberlands

(MILLIONS)	2007	2006
Timberlands	$3,202	$1,022
Other property, plant and equipment	21	30
	3,223	1,052
Less: accumulated depletion and amortization	370	41
Total	$2,853	$1,011

The carrying value of timberlands includes the cost of the company’s 2.5 million acres of timber in eastern and western North America and Brazil. The company acquired $1,934 million of timberlands through its acquisition of Longview Fibre, see Note 2(a).

(ii)	Transmission

(MILLIONS)	2007	2006
Transmission lines and infrastructure	$186	$1,422
Other property, plant and equipment	90	603
	276	2,025
Less: accumulated depreciation	83	96
Total	$193	$1,929

The company’s infrastructure assets are comprised of power transmission and distribution networks which are operated under regulated rate base arrangements that are applied to the company’s invested capital.

The company discontinued consolidating its Chilean transmission operations during 2007, see Note 4.

100 Brookfield Asset Management | 2007 ANNUAL REPORT

(d)	Development and Other Properties

Development and other properties include properties relating to the company’s opportunity investments, residential properties, properties under development and properties held for development.

(MILLIONS)	Note	2007	2006
Opportunity investments	(i)	$981	$1,039
Residential	(ii)	1,850	1,592
Under development	(iii)	3,584	780
Held for development	(iii)	1,158	745
Total		$7,573	$4,156

(i)	Opportunity Investments

(MILLIONS)	2007	2006
Commercial and other properties	$1,017	$1,064
Less: accumulated depreciation	36	25
Total	$981	$1,039

(ii)	Residential

(MILLIONS)	2007	2006
Residential properties – owned	$1,747	$1,497
– optioned	103	95
Total	$1,850	$1,592

Residential properties include infrastructure, land (owned and under option), and construction in progress for single-family homes and condominiums. During 2007, the company capitalized $85 million (2006 – $72 million) to its residential land operations.

(iii)	Development

Properties that are currently under development or held for future development include commercial developments, construction projects, residential land, and rural lands held for future development in agricultural or residential areas. During 2007, the company capitalized construction related costs of $203 million (2006 – $54 million) and interest costs of $58 million (2006 – $24 million) to its commercial development sites.

(e)	Other Plant and Equipment

Other plant and equipment includes capital assets associated primarily with the company’s investment in Western Forest Products and Fraser Papers.

8.	SECURITIES

(MILLIONS)	2007	2006
Government bonds	$465	$375
Corporate bonds	670	693
Fixed income securities	449	392
Common shares	62	69
Canary Wharf Group common shares	182	182
Total	$1,828	$1,711

Securities represent holdings that are actively deployed in the company’s financial operations and include $1,638 million (2006 – $1,529 million) owned through the company’s insurance operations, as described in Note 18(g).

Securities are measured at fair value except for equity instruments classified as available-for-sale securities that do not have a quoted market price in an active market, which are measured at cost. The fair value of securities at December 31, 2007 was $2,722 million (2006 – $2,256 million).

Corporate bonds include fixed rate securities totalling $634 million (2006 – $660 million) with an average yield of 5.2% (2006 – 5.3%) and an average maturity of approximately four years. Government bonds and fixed-income securities include predominantly fixed-rate securities.

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9.	LOANS AND NOTES RECEIVABLE

Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2007 and 2006 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

The loans and notes receivable mature over the next five years (2006 – five years), with an average maturity of approximately two years (2006 – three years) and include fixed rate loans totalling $5 million (2006 – $12 million) with an average yield of 10.0% (2006 – 7.0%).

10.	CORPORATE BORROWINGS

(MILLIONS)	Market	Maturity	Annual Rate	Currency	2007	2006
Term debt	Private – Canadian	March 27, 2007	11.75%	C$	$—	$1
	Public – Canadian	June 1, 2007	7.25%	C$	—	107
	Public – U.S.	December 12, 2008	8.13%	US$	300	300
	Public – U.S.	March 1, 2010	5.75%	US$	200	200
	Public – U.S.	June 15, 2012	7.13%	US$	350	350
	Public – U.S.	April 25, 2017	5.80%	US$	250	—
	Public – Canadian	April 25, 2017	5.29%	C$	250	—
	Private – Canadian	July 16, 2021	5.50%	C$	—	43
	Public – U.S.	March 1, 2033	7.38%	US$	250	250
	Public – Canadian	June 14, 2035	5.95%	C$	300	256
Commercial paper and bank borrowings			5.61%	N/A	167	—
Deferred financing costs [1]					(19)	—
Total					$2,048	$1,507
1

Deferred financing costs were reclassified from other assets to corporate borrowings on January 1, 2007 and totalled $18 million at December 31, 2006, in connection with the adoption of new accounting guidelines (see Note 1(m))

Term debt borrowings have a weighted average interest rate of 6.6% (2006 – 7.2%), and include $551 million (2006 – $407 million) repayable in Canadian dollars equivalent to C$550 million (2006 – C$476 million).

Commercial paper and bank borrowings is principally commercial paper issued by the company. Commercial paper obligations are backed by the company’s credit facilities, which are in the form of a four year revolving term facility.

The fair value of corporate borrowings at December 31, 2007 exceeds the company’s carrying values by $20 million (2006 – $74 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads. Corporate borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

11.	NON-RECOURSE BORROWINGS

(a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five years and thereafter are as follows:

(MILLIONS)	Commercial Properties	Power Generation	Infrastructure	Development and Other Properties	Total Annual Repayments
2008	$2,950	$55	$1,200	$131	$4,336
2009	1,678	138	42	499	2,357
2010	211	161	—	182	554
2011	4,685	88	32	2	4,807
2012	423	667	—	62	1,152
Thereafter	5,479	2,379	522	58	8,438
Total – 2007	$15,426	$3,488	$1,796	$934	$21,644
Total – 2006	$11,650	$2,704	$1,974	$820	$17,148

102 Brookfield Asset Management | 2007 ANNUAL REPORT

Property-specific mortgages include $3,211 million (2006 – $2,667 million) repayable in Canadian dollars equivalent to C$3,206 million (2006 – C$3,120 million); $164 million (2006 – $91 million) in Brazilian real equivalent to R$291 million (2006 – R$195 million); $561 million (2006 – $459 million) in British pounds equivalent to £283 million (2006 – £234 million); $nil (2006 – $782 million) in Chilean pesos equivalent to CLP$nil (2006 – CLP$416 billion); and $2,751 million (2006 – $nil) in Australian dollars equivalent to A$3,144 million (2006 – $nil). The weighted average interest rate at December 31, 2007 was 6.1% per annum (2006 – 6.8%).

Property-specific mortgages are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

The fair value of property-specific mortgages exceeds the company’s carrying values by $nil (2006 – $175 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

(b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

(MILLIONS)	Commercial Properties	Power Generation	Infrastructure	Development and Other Properties	Other	Total Annual Repayments
2008	$469	$—	$4	$563	$836	$1,872
2009	1,754	448	—	554	47	2,803
2010	—	—	—	121	409	530
2011	—	—	4	97	152	253
2012	25	—	—	1	60	86
Thereafter	932	349	—	53	585	1,919
Total – 2007	$3,180	$797	$8	$1,389	$2,089	$7,463
Total – 2006	$908	$684	$596	$1,006	$959	$4,153

The fair value of subsidiary borrowings exceeds the company’s carrying values by $7 million (2006 – $9 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

Subsidiary borrowings include $1,504 million (2006 – $1,149 million) repayable in Canadian dollars equivalent to C$1,502 million (2006 – C$1,344 million); $820 million (2006 – $7 million) in Brazilian real equivalent to R$1,455 million (2006 – R$15 million); $9 million (2006 – $7 million) in British pounds equivalent to £4 million (2005 – £4 million); $25 million (2006 – $30 million) in European euros equivalent to €17 million (2006 – €23 million); $1,960 million (2006 – $nil) in Australian dollars equivalent to A$2,240 million (2006 – A$nil); and $126 million (2006 – $nil) in Japanese yen equivalent to ¥14,030 million (2006 – ¥nil). The weighted average interest rate at December 31, 2007 was 9.3% per annum (2006 – 8.4%).

Commercial properties includes $257 million (2006 – $257 million) invested by investment partners in the form of debt capital in entities that are required to be consolidated into the company’s accounts.

Residential property debt represents amounts drawn under construction financing facilities which are typically established on a project-by-project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single-family homes and condominiums and redrawn to finance the construction of new homes.

Subsidiary borrowings include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $584 million (2006 – $497 million) of subsidiary obligations relating to the company’s international operations subject to credit rating provisions, which are supported by corporate guarantees.

Subsidiary borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized costs calculated using the effective interest method.

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12.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

(MILLIONS)	Note	2007	2006
Accounts payable	(a)	$5,212	$3,099
Other liabilities and future tax liabilities	(b)	4,682	2,327
Exchangeable debentures	(c)	161	152
Total		$10,055	$5,578

Acquisitions in 2007 resulted in an increase in accounts payable and other liabilities of $2,912 million, see Note 2(a).

(a)	Accounts Payable

Accounts payable include $1,560 million (2006 – $1,473 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.

(b)	Other Liabilities and Future Tax Liabilities

Other liabilities include the fair value of the company’s obligations to deliver securities it did not own at the time of sale and obligations pursuant to financial instruments recorded as liabilities.

(c)	Exchangeable Debentures

A subsidiary of the company issued debentures that are exchangeable for and secured by 20 million common shares of Norbord and mature on September 30, 2029. The debentures are classified as held-for-trading and accordingly the carrying value is adjusted to reflect the market value of the underlying Norbord shares, which at December 31, 2007 was $161 million, and any change in value is recorded in income. In 2007, a loss of $9 million was recorded to income as a result of the change in value.

13.	INTANGIBLE LIABILITIES

Intangible liabilities represent below-market tenant leases and above-market ground leases assumed on acquisitions, net of accumulated amortization.

14.	CAPITAL SECURITIES

The company has the following capital securities outstanding:

(MILLIONS)	Note	2007	2006
Corporate preferred shares and preferred securities	(a)	$517	$663
Subsidiary preferred shares	(b)	1,053	922
Total		$1,570	$1,585

(a)	Corporate Preferred Shares and Preferred Securities

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Distribution Rate	Currency	2007	2006
Class A preferred shares	10,000,000	Series 10	5.75%	C$	$251	$214
	4,032,401	Series 11	5.50%	C$	101	86
	7,000,000	Series 12	5.40%	C$	175	149
Preferred securities	—	Due 2050	8.35%	C$	—	107
	—	Due 2051	8.30%	C$	—	107
Deferred financing costs [1]					(10)	—
Total					$517	$663
1

Deferred financing costs were reclassified from other assets to Capital Securities on January 1, 2007 and totalled $9 million at December 31, 2006, in connection with the adoption of new accounting guidelines (see Note 1(m))

Subject to approval of the Toronto Stock Exchange, the Series 10, 11 and 12 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

104 Brookfield Asset Management | 2007 ANNUAL REPORT

Class A Preferred Shares	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

The company redeemed the 8.35% preferred securities on January 2, 2007 and the 8.30% preferred securities on July 3, 2007.

(b)	Subsidiary Preferred Shares

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	2007	2006
Class AAA preferred shares of	8,000,000	Series F	6.00%	C$	$200	$171
Brookfield Properties Corporation	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	200	171
	8,000,000	Series I	5.20%	C$	200	171
	8,000,000	Series J	5.00%	C$	200	171
	6,000,000	Series K	5.20%	C$	150	128
Deferred financing costs [1]					(7)	—
Total					$1,053	$922
1

Deferred financing costs were reclassified from other assets to Capital Securities on January 1, 2007 and totalled $12 million at December 31, 2006, in connection with the adoption of new accounting guidelines (see Note 1(m))

The subsidiary preferred shares are redeemable at the option of both the company and the holder, at any time after the following dates:

Class AAA Preferred Shares	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

15.	NON-CONTROLLING INTERESTS IN NET ASSETS

Non-controlling interests in net assets represent the common and preferred equity in consolidated entities that is owned by other shareholders.

(MILLIONS)	2007	2006
Common equity	$4,105	$3,538
Preferred equity	151	196
Total	$4,256	$3,734

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16.	PREFERRED EQUITY

Preferred equity represents perpetual preferred shares.

			Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	Term	2007	2006	2007	2006
Class A preferred shares
Series 2	70% P	Perpetual	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P	Perpetual	1,805,948	1,805,948	29	29
Series 9	4.35% [1]	Perpetual	2,194,052	2,194,052	35	35
Series 13	70% P	Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p. [2]	Perpetual	2,000,000	2,000,000	42	42
Series 17	4.75%	Perpetual	8,000,000	8,000,000	174	174
Series 18	4.75%	Perpetual	8,000,000	—	181	—
Total					$870	$689
1	Rate was reset from 5.63% per annum in October 2006
2	Rate determined in a quarterly auction
P	– Prime Rate B.A. – Banker’s Acceptance Rate b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

On May 9, 2007, the company issued 8,000,000 Class A Series 18, 4.75% preferred shares for cash proceeds of C$200 million, and incurred transaction costs of C$6 million.

17.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	2007	2006 [1]
Class A and B common shares	$1,275	$1,215
Contributed surplus	57	—
Retained earnings	4,867	4,222
Accumulated other comprehensive income [2]	445	—
Cumulative translation adjustment [2]	—	(42)
Common equity	$6,644	$5,395
NUMBER OF SHARES
Class A common shares	583,527,581	581,730,809
Class B common shares	85,120	85,120
	583,612,701	581,815,929
Unexercised options	27,344,215	28,991,782
Total diluted common shares	610,956,916	610,807,711
1	Prior year has been restated to reflect three-for-two stock split on June 1, 2007
2	Refer to Note 1(m) for impact of new accounting policies related to financial instruments

(a)	Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

106 Brookfield Asset Management | 2007 ANNUAL REPORT

During 2007 and 2006, the number of issued and outstanding common shares changed as follows:

	2007	2006 [1]
Outstanding at beginning of year	581,815,929	579,572,028
Shares issued (repurchased)
Dividend reinvestment plan	71,251	79,258
Management share option plan	4,920,468	2,421,657
Business acquisitions	1,795,297	—
Repurchases	(4,985,802)	(251,925)
Other	(4,442)	(5,089)
Outstanding at end of year	583,612,701	581,815,929
1	Prior year has been restated to reflect three-for-two stock split on June 1, 2007

In 2007, the company repurchased 4,985,802 (2006 – 251,925) Class A common shares under normal course issuer bids at a cost of $163 million (2006 – $8 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $45 million (2006 – $18 million).

On November 16, 2007, the company issued 1,795,297 Class A common shares to acquire a real estate securities manager representing consideration of $66 million.

(b)	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

(MILLIONS)	2007	2006 [1]
Net income	$787	$1,170
Preferred share dividends	(44)	(35)
Net income available for common shareholders	$743	$1,135
Weighted average outstanding common shares	582.4	580.4
Dilutive effect of options using treasury stock method	17.1	17.6
Common shares and common share equivalents	599.5	598.0
1	Prior year has been restated to reflect three-for-two stock split on June 1, 2007

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

(c)	Stock-Based Compensation

Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2007, the company granted 3,516,763 (2006 – 3,306,412) options with an average exercise price of C$38.67 (2006 – C$27.36) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2006 – 7.5 year), 22% volatility (2006 – 17%), a weighted average expected annual dividend yield of 1.2% (2006 – 1.2%) and risk-free rate of 4.0% (2006 – 3.9%). The cost of $26 million (2006 – $18 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.

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The changes in the number of options during 2007 and 2006 were as follows:

	2007			2006[1]
	Number of Options (000’s)	Weighted Average Exercise Price		Number of Options (000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	28,992	C$	13.25	28,379	C$	11.13
Granted	3,517		38.67	3,306		27.36
Exercised	(4,921)		9.20	(2,421)		7.27
Cancelled	(244)		26.87	(272)		17.69
Outstanding at end of year	27,344	C$	17.12	28,992	C$	13.25
Exercisable at end of year	15,876			16,921
1	Prior year has been restated to reflect three-for-two stock split on June 1, 2007

At December 31, 2007, the following options to purchase Class A common shares were outstanding:

Number Outstanding (000’s)	Exercise Price	Weighted Average Remaining Life	Number Exercisable (000’s)
1,933	C$4.90 – C$ 5.69	2.1 yrs	1,933
4,039	C$5.72 – C$ 8.56	3.1 yrs	4,039
6,308	C$8.71 – C$ 12.28	3.7 yrs	5,544
3,096	C$ 13.37 – C$ 16.63	6.1 yrs	1,813
8,463	C$ 19.71 – C$ 29.47	7.5 yrs	2,537
3,505	C$ 29.91 – C$ 46.59	9.2 yrs	10
27,344			15,876

A Restricted Share Unit Plan provides for the issuance of Deferred Share Units (“DSUs”), the value of which are equal to the value of a Class A common share, as well as Restricted Share Appreciation Units (“RSAUs”), the value of which are equal to the increase in value of a Class A common share over the value as at the date of issuance. Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested DSUs and RSAUs. The value of the vested and unvested DSUs and RSAUs as at December 31, 2007 was $372 million (2006 – $335 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2007, including those of operating subsidiaries, totalled $27 million (2006 – $44 million), net of the impact of hedging arrangements.

18.	RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage risk. Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize counterparty credit risk through collateral diversification, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the positive fair value of the instruments. Substantially all of the company’s derivative financial instruments involve counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia with high credit ratings from international credit rating agencies. The company does not expect to incur credit losses in respect of any of these counterparties.

The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates. The company endeavours to maintain a matched book of currencies and interest rates. However,

108 Brookfield Asset Management | 2007 ANNUAL REPORT

unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

The aggregate notional amount of the company’s derivative positions at the end of 2007 and 2006 are as follows:

(MILLIONS)	Note	2007	2006
Foreign exchange	(a)	$2,887	$2,908
Interest rates	(b)	8,294	5,126
Credit default swaps	(c)	2,350	2,338
Equity derivatives	(d)	870	424
Commodity instruments (energy)	(e)	193	49
		$14,594	$10,845

(a)	Foreign Exchange

At December 31, 2007, the company held foreign exchange contracts with a notional amount of $1,562 million (2006 – $1,469 million) at an average exchange rate of $1.0036 (2006 – $1.1622) to manage its Canadian dollar exposure. At December 31, 2007, the company held foreign exchange contracts with a notional amount of $198 million (2006 – $238 million) at an average exchange rate of $1.9944 (2006 – $1.8981) to manage its British pounds exposure. The company held cross currency interest rate swap contracts with a notional amount of $946 million (2006 – $574 million), to manage its Canadian dollar and Australian dollar exposure. The remaining foreign exchange contracts relate to the company’s Brazilian and European operations.

Included in 2007 income, are net losses on foreign currency balances amounting to $24 million (2006 – $14 million) and included in the cumulative translation adjustment account of other comprehensive income are losses in respect of foreign currency contracts entered into for hedging purposes amounting to $60 million (2006 – $4 million), which are offset by translation gains on the underlying net assets.

(b)	Interest Rates

At December 31, 2007, the company held interest rate swap contracts having an aggregate notional amount of $800 million (2006 – $840 million). The company’s subsidiaries held interest rate swap contracts having an aggregate notional amount of $3,191 million (2006 – $466 million). The company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $4,303 million (2006 – $3,820 million).

All interest rate contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements at year end.

(c)	Credit Default Swaps

As at December 31, 2007, the company held credit default swap contracts with an aggregate notional amount of $2,350 million (2006 – $2,338 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payment in the event of a predetermined credit event for up to $2,334 million (2006 – $2,275 million) of the notional amount and could be required to make payment in respect of $16 million (2006 – $22 million) of the notional amount.

(d)	Equity Derivatives

At December 31, 2007, the company and its subsidiaries held equity derivatives with a notional amount of $870 million (2006 – $424 million) recorded at an amount equal to replacement value. A portion of the notional amount represents a hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

(e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to replacement value and are reflected in the company’s consolidated financial statements at year end.

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Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected for hedging as fair value hedges, cash flow hedges or net investment hedges, and presents the effective portion of the hedge recorded in either other comprehensive income or in income, depending on the type of hedge and the ineffective portion of the hedge recorded in income during the year.

		Net Gain (Losses)
(MILLIONS)	Notional	Effective Portion	Ineffective Portion
Fair value hedges	$35	$—	$—
Cash flow hedges	5,434	(73)	5
Net investment hedges	1,939	(137)	—
	$7,408	$(210)	$5

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity, as at December 31, 2007, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

	Residual Term to Contractual Maturity
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount
Held-for-trading
Foreign exchange derivatives	$869	$1	$6	$876
Interest rate derivatives
Interest rate swaps	666	1,128	582	2,376
Interest rate caps	272	329	—	601
	938	1,457	582	2,977
Credit default swaps	—	2,303	47	2,350
Equity derivatives	49	523	263	835
Commodity derivatives	19	49	80	148
	$1,875	$4,333	$978	$7,186
Elected for hedge accounting
Foreign exchange derivatives	$1,390	$182	$439	$2,011
Interest rate derivatives
Interest rate swaps	62	303	1,250	1,615
Interest rate caps	3,702	—	—	3,702
	3,764	303	1,250	5,317
Equity derivatives	—	35	—	35
Commodity derivatives	27	15	3	45
	$5,181	$535	$1,692	$7,408
	$7,056	$4,868	$2,670	$14,594

The following table presents the change in fair values of the company’s derivative positions during the year ended December 31, 2007 and 2006, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2007	Unrealized Loss During 2007	Net Change During 2007	2006 Net Change
Foreign exchange derivatives	$23	$(107)	$(84)	$(19)
Interest rate derivatives
Interest rate swaps	59	(186)	(127)	(2)
Interest rate caps	1	(1)	—	1
	60	(187)	(127)	(1)
Credit default swaps	123	(25)	98	(7)
Equity derivatives	47	(85)	(38)	176
Commodity derivatives	75	(133)	(58)	4
	$328	$(537)	$(209)	$153

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(f)	Commitments, Guarantees and Contingencies

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

In the normal course of business, the company and its subsidiaries enter into commitments which primarily support financing arrangements and power purchase agreements. At the end of 2007, the company and its subsidiaries had $1,068 million (2006 – $1,074 million) of such commitments outstanding. The company maintains credit facilities and other financial assets to fund these commitments.

The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

(g)	Insurance

The company conducts insurance operations as part of its asset management activities. As at December 31, 2007, the company held insurance assets of $581 million (2006–$609 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. Net underwriting income earned on reinsurance operations was $67 million (2006 – $19 million) representing $544 million (2006 – $675 million) of premium and other revenues offset by $477 million (2006 – $656 million) of reserves and other expenses.

19.	REVENUES LESS DIRECT OPERATING COSTS

Direct operating costs include all attributable expenses except interest, depreciation and amortization, taxes, other provisions and non-controlling interest in income. The details are as follows:

(MILLIONS)	Revenue	2007 Expenses	Net	Revenue	2006 Expenses	Net
Commercial properties	$2,851	$1,303	$1,548	$1,544	$608	$936
Power generation	959	348	611	893	273	620
Infrastructure	599	309	290	429	229	200
Development and other properties	1,802	1,384	418	1,788	1,318	470
Specialty funds	1,246	876	370	908	680	228
	$7,457	$4,220	$3,237	$5,562	$3,108	$2,454

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20.	NON-CONTROLLING INTERESTS IN INCOME

Non-controlling interests of others in income is segregated into the non-controlling share of income before certain items and their share of those items, which include depreciation and amortization, taxes and other provisions attributable to the non-controlling interest.

(MILLIONS)	2007	2006
Non-controlling interests’ share of income prior to the following	$636	$468
Non-controlling interests’ share of depreciation and amortization, and future income taxes and other provisions	(538)	(304)
Non-controlling interests in income	$98	$164
Distributed as recurring dividends
Preferred	$5	$4
Common	169	143
(Overdistributed) Undistributed	(76)	17
Non-controlling interests in income	$98	$164

21. INCOME TAXES

(MILLIONS)	2007	2006
Current	$68	$142
Future	88	203
Current and future tax expense	$156	$345

(MILLIONS)	2007	2006
Future income tax assets	$932	$890
Future income tax liabilities	(1,925)	(1,326)
Net future income tax liabilities	$(993)	$(436)

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $359 million (2006 – $463 million) that relate to non-capital losses which expire over the next 20 years, and $105 million (2006 – $115 million) that relate to capital losses which have no expiry date. The company’s U.S. subsidiaries have future income tax assets of $272 million (2006 – $189 million) that relate to net operating losses which expire over the next 20 years. The company’s international subsidiaries have future income tax assets of $196 million (2006 – $123 million) that relate to operating losses which generally have no expiry date. The amount of non-capital and capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $2,825 million (2006 – $2,426 million). The future income tax liabilities represent the cumulative amount of income tax payable on the differences between the book values and the tax values of the company’s assets and liabilities at the rates expected to be effective at the time the differences are anticipated to reverse. The future income tax liabilities relate primarily to differences between book values and tax values of property, plant and equipment due to different depreciation rates for accounting and tax purposes. The future income tax assets and liabilities are recorded in accounts receivable and other and accounts payable and other liabilities on the balance sheet. The following table reflects the company’s effective tax rate at December 31, 2007 and 2006:

	2007	2006
Statutory income tax rate	33%	36%
Increase (reduction) in rate resulting from
Dividends subject to tax prior to receipt by the company	(3)	(3)
Portion of gains not subject to tax	(13)	(12)
Lower income tax rates in other jurisdictions	(8)	(4)
Derecognition of future tax assets/(liabilities)	(7)	3
Foreign exchange gain	9	(1)
Other	3	2
Effective income tax rate	14%	21%

112 Brookfield Asset Management | 2007 ANNUAL REPORT

22.	EQUITY ACCOUNTED LOSS FROM INVESTMENTS

Equity accounted income (loss) includes the following:

(MILLIONS)	2007	2006
Norbord	$(17)	$37
Fraser Papers [1]	(23)	(62)
Stelco Inc. [2]	(32)	(11)
Total	$(72)	$(36)
1	During 2007, the company increased its ownership in Fraser Papers to 56% and started to account for the investment on a consolidated basis
2	During 2007, the company sold its 23% common equity interest in Stelco

23.	JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures that are reflected in the company’s accounts:

(MILLIONS)	2007	2006
Assets	$4,343	$4,888
Liabilities	2,243	2,769
Operating revenues	715	914
Operating expenses	417	554
Net income	267	223
Cash flows from operating activities	276	251
Cash flows from (used in) investing activities	74	(107)
Cash flows used in financing activities	(187)	(98)

24.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ income for 2007 was $2 million (2006 – expense of $5 million). The discount rate used was 6% (2006 – 5%) with an increase in the rate of compensation of 4% (2006 – 4%) and an investment rate of 8% (2006 – 7%).

(MILLIONS)	2007	2006
Plan assets	$688	$71
Less accrued benefit obligation:
Defined benefit pension plan	(586)	(81)
Other post-employment benefits	(62)	(16)
Net asset (liability)	40	(26)
Less: Unamortized transitional obligations and net actuarial losses	14	8
Accrued benefit asset (liability)	$54	$(18)

In connection with the acquisition of Longview Fibre, the company assumed the pension and other post-employment benefit plans of its employees which represented a net plan asset of $71 million, of which the company’s pro rata interest is $26 million. This pension plan is held through a 36% owned restructuring fund.

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25.	SUPPLEMENTAL CASH FLOW INFORMATION

(MILLIONS)	2007	2006
Corporate borrowings
Issuances	$2,768	$524
Repayments	(2,292)	(634)
Net	$476	$(110)
Property-specific mortgages
Issuances	$4,113	$6,386
Repayments	(1,629)	(949)
Net	$2,484	$5,437
Other debt of subsidiaries
Issuances	$2,897	$279
Repayments	(1,073)	(246)
Net	$1,824	$33
Common shares
Issuances	$44	$18
Repayments	(165)	(8)
Net	$(121)	$10
Property
Proceeds of dispositions	$455	$211
Investments	(6,253)	(6,693)
Net	$(5,798)	$(6,482)
Securities
Securities sold	$128	$3
Securities purchased	(552)	(327)
Loans collected	707	399
Loans advanced	(811)	(795)
Net	$(528)	$(720)
Financial assets
Securities sold	$1,396	$1,446
Securities purchased	(760)	(750)
Net	$636	$696

Cash taxes paid were $103 million (2006 – $147 million) and are included in current income taxes. Cash interest paid totalled $1,686 million (2006 – $1,101 million). Capital expenditures in the company’s power generating operations were $50 million (2006 – $40 million), in its property operations were $45 million (2006 – $45 million) and in its transmission operations were $10 million (2006 – $35 million).

26.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has fi ve reportable segments:

(a)	commercial properties operations, which are principally commercial office properties and retail properties, located primarily in major North American, Brazilian, and Australian cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(c)

infrastructure operations, which are predominantly timberlands and electrical transmission and distribution systems. The company’s timberland operations are located in North America and Brazil. The electrical transmission and distribution systems are located in Northern Ontario and Chile;

(d)	development and other properties operations, which are principally residential development and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	specialty funds, which include the company’s bridge lending, real estate finance and restructuring funds, are managed for the company and for institutional partners.

114 Brookfield Asset Management | 2007 ANNUAL REPORT

Non-operating assets and related revenue, cash flow and income are presented as financial assets and other.

Revenue, net income and assets by reportable segments are as follows:

	2007			2006
(MILLIONS)	Revenue	Net Income	Assets	Revenue	Net Income	Assets
Commercial properties	$2,891	$24	$23,571	$1,499	$19	$17,538
Power generation	971	106	7,106	893	228	5,390
Infrastructure	622	4	4,230	419	56	4,333
Development and other properties	1,751	138	12,115	1,856	377	4,606
Specialty funds	1,368	187	2,676	943	173	1,797
Cash, financial assets and other	1,740	328	5,899	1,287	317	7,044
	$9,343	$787	$55,597	$6,897	$1,170	$40,708
Revenue and assets by geographic segments are as follows:
	2007			2006
(MILLIONS)	Revenue		Assets	Revenue		Assets
United States	$4,844		$27,156	$2,699		$23,618
Canada	2,604		12,248	3,322		10,111
International	1,895		16,193	876		6,979
	$9,343		$55,597	$6,897		$40,708

27.	SUBSEQUENT EVENTS

On January 31, 2008, the company completed the spin-off of a newly created publicly-traded partnership named Brookfield Infrastructure Partners L.P. (“BIP”). The spin-off was implemented by way of a special dividend of a 60% interest in BIP to holders of the company’s Class A and Class B Limited Voting shares. Initially, BIP will own interests in five electricity transmission and timber operations in North America, Chile and Brazil.

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Five Year Financial Review

AS AT AND FOR THE YEARS ENDED DECEMBER 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)	2007	2006	2005	2004	2003
Per Common Share (fully diluted)
Book value	$11.64	$9.37	$7.87	$5.67	$4.99
Cash flow from operations	3.11	2.95	1.46	1.03	0.95
Cash return on book equity	30%	34%	21%	19%	18%
Net income	$1.24	$1.90	$2.72	$0.90	$0.35
Market trading price – NYSE	$35.67	$32.12	$22.37	$16.01	$9.05
Dividends paid	$0.47	$0.39	$0.26	$0.24	$0.22
Common shares outstanding
Basic	583.6	581.8	579.6	582.1	576.2
Diluted	611.0	610.8	608.0	611.3	610.4
Total (millions)
Total assets under management	$94,340	$71,121	$49,700	$27,146	$23,108
Consolidated balance sheet assets	55,597	40,708	26,058	20,007	16,309
Corporate borrowings	2,048	1,507	1,620	1,675	1,213
Non-recourse borrowings
Property-specific mortgages	21,644	17,148	8,756	6,045	4,881
Other debt of subsidiaries	7,463	4,153	2,510	2,373	2,075
Common equity	6,644	5,395	4,514	3,277	2,898
Revenues	9,343	6,897	5,220	3,867	3,370
Operating income	4,509	3,776	2,319	1,793	1,532
Cash flow from operations	1,907	1,801	908	626	590
Net income	787	1,170	1,662	555	232

116 Brookfield Asset Management | 2007 ANNUAL REPORT

Corporate Governance

Management and the Board of Directors are committed to working together to achieve strong and effective corporate governance, with the objective of promoting the long-term interests of the company and the enhancement of value for all shareholders. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators. We continue to review our corporate governance policies and practices in relation to evolving legislation, guidelines and best practices.

Our Statement of Corporate Governance Practices is set out in full in the Management Information Circular mailed each year to all our shareholders along with the Notice of our Annual Meeting. This Statement is also available on our web site, www.brookfield.com, at “About Brookfield / Corporate Governance.”

You can also access the following documents referred to in the Statement on our web site – the Mandate of our Board of Directors, the Charter of Expectations for Directors, the Charters of the Board’s three Standing Committees (Audit, Governance & Nominating and Management Resources & Compensation), Board Position Descriptions, our Code of Business Conduct and our Corporate Disclosure Policy. We encourage you to review these materials.

Sustainable Development

Management and the Board of Directors are committed to the principle that our business decisions will consider social issues, including the long-term sustainability of our local communities in which we operate, taking into account current and future environmental, safety, health and economic considerations. The review and improvement of our sustainability practices is an ongoing process that we take very seriously throughout our organization.

Environmental initiatives across our operations include energy reduction, water conservation, recycling, air quality standards, wildlife preservation, timber harvesting techniques and erosion control. We believe that these initiatives will benefit the company over the long term from an economic perspective by increasing competitiveness and strengthening the local communities in which we operate. While an appropriate balance is sometimes difficult to achieve, the initiatives we undertake and the investments we make in building our company are guided by our core set of values around sustainable development.

Our renewable energy business is focused on hydroelectricity and wind power generation, while our office properties contain building features, systems and programs that foster environmental responsibility, cost and energy savings for tenants, and the health and safety of all those who work at and visit our properties. We implement comprehensive environmental initiatives in existing properties as well as new development projects to ensure industry standards are achieved and exceeded. For example, our most recent office development, the Bay Adelaide Centre in Toronto, will be built to a Leadership in Energy and Environmental Design (LEED) Gold standard. The LEED® Green Building Rating System is the internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality.

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Shareholder Information

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to Denis Couture, Senior Vice-President, Investor Relations, Corporate and International Affairs at 416-363-9491 or dcouture@brookfield.com. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

Telephone: 416-363-9491

Facsimile:  416-365-9642

Web Site: www.brookfield.com

E-Mail:     inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, Ontario M5C 2W9

Telephone: 416-643-5500 or

1-800-387-0825 (Toll free throughout North America)

Facsimile: 416-643-5501

Web Site: www.cibcmellon.com

E-Mail:     inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext Amsterdam

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the company’s 2007 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

The company’s 2008 Annual Meeting of Shareholders will be held at 10:30 a.m. on Wednesday, April 30, 2008 at The Design Exchange, 234 Bay Street, Toronto, Ontario and will be webcast through www.brookfield.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares [1]

Series 2, 4, 10, 11, 12, 13, 17 and 18	15th day of March, June, September and December	Last day of March, June, September and December

Series 8 and 14	Last day of each month	12th day of following month

Series 9	15th day of January, April, July and October	First day of February, May, August and November

1	All dividend payments are subject to declaration by the Board of Directors

118 Brookfield Asset Management | 2007 ANNUAL REPORT